[redacted]

08001021

RECEIVED

Rule 12g3-2(b) File No. 82-34825

25.02.2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Cenk Göksan
Investor Relations
Senior Vice President

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED
MAR 0 4 2008
THOMSON
FINANCIAL

Enclosures;

1. Citigroup and Akbank Joint Announcement

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)

February 25, 2008

Citigroup and Akbank Joint Announcement

William J. Mills, Chief Executive Officer, Europe, Middle East and Africa, Citi Markets and Banking to be designated as Akbank Board Member representing Citi in Sir Win Bischoff's place

William J. Mills designated as Akbank Board member

Sir Winfried Bischoff, a board member of Akbank and Chairman of Citigroup Inc., has informed Akbank of his intention to retire from the Board of Akbank with effect from 25th of February 2008 in light of his commitments to Citi. William J. Mills, Chief Executive Officer, Europe, Middle East and Africa, Citi Markets and Banking is to be designated as Akbank Board Member representing Citi in Sir Win's place.

Sir Win Bischoff has been designated as the Chairman of Citigroup in December 2007 as well as his role as Board Member of Akbank.

Erol Sabancı, Chairman of Akbank, said: "We thank Sir Win for his advice and counsel and are pleased that his place on the Board is proposed to be taken by William J. Mills, Chief Executive Officer, Europe, Middle East and Africa of Citi Markets and Banking. We much look forward to his contribution."

Vikram Pandit, Chief Executive Officer of Citigroup Inc., said: "Citi's 20 per cent investment in Akbank was made in 2006 as a strategic and long term commitment to Akbank, to Turkey and to the growth of our business. It remains so and is central to our plans for expansion in Turkey."

"We are pleased with the progress made in the past 16 months and look forward to strengthening our relationship with Akbank and to deeper co-operation between our two institutions to the benefit of all shareholders and our customers."

About William J. Mills:
Chief Executive Officer, Europe, Middle East, & Africa
Citi Markets & Banking
Institutional Clients Group

J. Mills was appointed Chairman and Chief Executive Officer of Citi Markets & Banking for Europe, the Middle East and Africa (EMEA) in March 2004. He is a member of the Citi Operating and Management Committees.

EMEA consists of approximately 54 countries, including those in Central and Eastern Europe, and represents one half of the countries that Citi serves, one third of the corporate and institutional revenues and one third of its employees. The region, which comprises developed and emerging markets, represents a significant growth opportunity in an area of complex and challenging geo-political issues.

Mr. Mills was Chief Executive Officer of Salomon Smith Barney Asia Pacific and a member of the Salomon Smith Barney Management Committee. In this role, he was responsible for the Firm's Investment Banking, Equity, Fixed Income, Private Client Services, and other operations conducted in Asia, Australia, New Zealand, and the Sub-Continent for the Firm.

Mr. Mills has had more than 20 years' experience in investment banking, serving as co-head of the global investment banking division based in New York from 1994 until March 1999. Prior to this role, he formed and headed the Debt Origination/Securitization Group. Previously, Mr. Mills acted as Co-Head of Smith Barney's Financial Institutions Division. Before joining Smith Barney in 1982, he was a Vice President at Standard & Poor's Corporation, where he was a member of the Structured Finance Rating committee.

Mr. Mills is a 1977 graduate of Denison University.

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

END